EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 33-46711) of our reports dated August 23, 2007, relating to the consolidated financial statements and financial statement schedule of National Presto Industries, Inc., management's assessment of the effectiveness and the effectiveness of internal control over financial reporting (which report expresses an unqualified opinion on management's assessment and includes an explanatory paragraph to fairly present the nature of the material weakness and contains an adverse opinion on internal control over financial reporting due to the material weakness identified), which appears on page F.21 and 16 of this annual report on Form 10-K for the year ended December 31, 2006.

/s/ VIRCHOW, KRAUSE & COMPANY, LLP

Minneapolis, Minnesota

August 23, 2007